via EDGAR Correspondence

April 23, 2021

Mr. Ryan Sutcliffe

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 257 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 257”)

Dear Mr. Sutcliffe:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, April 13, 2021, with respect to Amendment No. 257. Amendment No. 257 was filed on February 26, 2021 and included disclosure with respect to the SPDR FTSE International Government Inflation-Protected Bond ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 257.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 257. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 257.

General

1.

Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses. If not possible, the Staff requests that the Registrant file an amendment under Rule 485(b) delaying effectiveness until comments are resolved, as necessary.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter in advance of the effective date of the registration statement to provide the Staff time to review the responses.

2.	Comment: Please complete and provide all missing and bracketed information sufficiently in advance of effectiveness for Staff review.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to provide the Staff with a completed prospectus and SAI prior to the registration statement’s effectiveness.

Prospectus

3.	Comment: Pursuant to Item 9(b) of Form N-1A, please provide additional information regarding implementation of the Fund’s investment objective.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate description of how the Fund intends to achieve its investment objective. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information in response to Item 4 is not repeated in response to Item 9 with respect to the Fund. The Registrant notes the Item 9 disclosure supplements the Item 4 disclosure by providing more detailed information with respect to the Fund’s sampling strategy as well as information regarding the Fund’s non-fundamental Rule 35d-1 policy. Accordingly, the Registrant has not revised the Item 9 disclosure.

4.

Comment: Please confirm whether the contractual fee waiver related to acquired fund fees and expenses noted in the “Investment Adviser” section on page 20 of the Prospectus should be listed as a footnote to the Fund’s fee table in Item 3. If so, please ensure the waiver is also properly reflected in the Fund’s Example table.

Response: The Registrant confirms that the Adviser has contractually agreed to waive a portion of its management fee and/or reimburse expenses with respect to the Fund in an amount equal to certain acquired fund fees and expenses (if any). The waiver, however, was not utilized during the past fiscal year and, therefore, is not reflected in the fee table or in a footnote to the fee table.

Statement of Additional Information

5.

Comment: In accordance with Rule 411 under the Securities Act of 1933 and Rule 0-4 under the Investment Company Act of 1940, which require hyperlinking of both exhibits and other information incorporated by reference in a registration statement if publicly available on EDGAR, please ensure that the reference on the cover page of the SAI to the Fund’s annual report being incorporated by reference contains the appropriate hyperlink in the 485(b) filing.

Response: The registration statement included in the 485(b) filing will include the required hyperlinks.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.